SUPPORT MEDALLION'S VALUE CREATION STRATEGY

Vote today **FOR** only Robert M. Meyer and David L. Rudnick to be elected to the Board of Directors on the **BLUE** proxy card.



Medallion Financial Corp.'s Board and management team, which collectively own over 20% of the Company's outstanding shares, are building off the successful strategic transformation of Medallion and continuing to execute on the value creation strategy that has delivered strong results for all Medallion shareholders.

1

In 2023, MFIN had highest annual total earnings and earnings per share since its IPO in 1996

2

$36M+ returned to shareholders via dividends and stock repurchases in last 3 years

3

MFIN's TSR has outperformed median of its peers over past 1, 3, and 5 years

4

Governance and compensation closely aligned with interests of ALL MFIN shareholders

5

Primarily a debtholder, ZimCal's interests are not aligned with ALL MFIN shareholders



RESOURCES

May 21, 2024
Investor Presentation

May 13, 2024
Letter to Shareholders

April 29, 2024
Medallion Financial Corp. Proxy Statement



CONTACT

Investor Relations
212-328-2176
InvestorRelations@medallion.com

**Voting Support
Alliance Advisors, LLC**
855-600-2578
MFIN@AllianceAdvisors.com

HOW TO VOTE

The Board Recommends You Vote on the BLUE Universal Proxy Card

- FOR Only Robert M. Meyer and David L. Rudnick who each bring extensive knowledge and experience vital to our company and its operations
- FOR the Approval of the 2023 Compensation Paid to Our Named Executive Officers
- FOR "One Year" on the Say-On-Frequency Vote
- Please discard any white proxy cards you receive. If you have submitted a white proxy card, we strongly urge you to revoke that proxy by voting your shares on the BLUE proxy card.



Mark only the boxes highlighted below, sign, date and mail your BLUE universal proxy card
PROXY
MEDALLION FINANCIAL CORP.
DO NOT PRINT IN THIS AREA
(Stockholder Name & Address Data)
CONTROL NUMBER

VOTE TODAY USING ONE OF THE FOLLOWING METHODS



Vote Online

Go to the website identified on your BLUE proxy card or voting instruction card



Vote by Phone

Call the number on your BLUE proxy card or voting instruction card



Vote by Mail

Mark, sign, date and return your BLUE proxy card or voting instruction card in the accompanying postage-paid pre-addressed envelope

Your vote is important. Please complete, sign, date and promptly return the BLUE universal proxy card as only your latest dated proxy will be counted. If you have any questions or need any assistance in voting, please call our proxy solicitors, Alliance Advisors, toll-free at (855) 600-2578.

Important Notice

Forward-Looking Statements

Please note that this site contains forward-looking statements that involve risks and uncertainties relating to business performance, cash flow, net interest income and expenses, other expenses, earnings, growth, and our growth strategy. These statements are often, but not always, made using words or phrases such as "will" and "continue" or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These statements relate to future public announcements of our earnings, the impact of the pending SEC litigation, expectations regarding our loan portfolio, including collections on our medallion loans, the potential for future asset growth, and market share opportunities. Medallion's actual results may differ significantly from the results discussed in such forward-looking statements. For example, statements about the effects of the current economy, whether inflation or the risk of recession, operations, financial performance and prospects constitute forward-looking statements and are subject to the risk that the actual impacts may differ, possibly materially, from what is reflected in those forward-looking statements due to factors and future developments that are uncertain, unpredictable and in many cases beyond Medallion's control. In addition to risks relating to the current economy, a description of certain risks to which Medallion is or may be subject, including risks related to the pending SEC litigation, please refer to the factors discussed under the heading "Risk Factors" in Medallion's 2023 Annual Report on Form 10-K.

Important Additional Information and Where to Find It

Medallion has filed its definitive proxy statement, accompanying BLUE proxy card and other relevant documents with the SEC in connection with the solicitation of proxies for Medallion's upcoming 2024 Annual Meeting of Shareholders. BEFORE MAKING ANY VOTING DECISION, SHAREHOLDERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH OR FURNISHED TO THE SEC, INCLUDING MEDALLION'S DEFINITIVE PROXY STATEMENT AND ANY AMENDMENTS AND SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders will be able to obtain a copy of the definitive proxy statement and other documents filed by the Company with the SEC free of charge from the SEC's website at www.sec.gov. In addition, copies will be available at no charge by visiting the "Investor Relations" section of Medallion's website at www.medallion.com, as soon as reasonably practicable after such materials are filed with, or furnished to, the SEC.

Important Notice

Important Notice

Forward-Looking Statements

Please note that this site contains forward-looking statements that involve risks and uncertainties relating to business performance, cash flow, net interest income and expenses, other expenses, earnings, growth, and our growth strategy. These statements are often, but not always, made using words or phrases such as "will" and "continue" or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These statements relate to future public announcements of our earnings, the impact of the pending SEC litigation, expectations regarding our loan portfolio, including collections on our medallion loans, the potential for future asset growth, and market share opportunities. Medallion's actual results may differ significantly from the results discussed in such forward-looking statements. For example, statements about the effects of the current economy, whether inflation or the risk of recession, operations, financial performance and prospects constitute forward-looking statements and are subject to the risk that the actual impacts may differ, possibly materially, from what is reflected in those forward-looking statements due to factors and future developments that are uncertain, unpredictable and in many cases beyond Medallion's control. In addition to risks relating to the current economy, a description of certain risks to which Medallion is or may be subject, including risks related to the pending SEC litigation, please refer to the factors discussed under the heading "Risk Factors" in Medallion's 2023 Annual Report on Form 10-K.

Important Additional Information and Where to Find It

Medallion has filed its definitive proxy statement, accompanying BLUE proxy card and other relevant documents with the SEC in connection with the solicitation of proxies for Medallion's upcoming 2024 Annual Meeting of Shareholders. BEFORE MAKING ANY VOTING DECISION, SHAREHOLDERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH OR FURNISHED TO THE SEC, INCLUDING MEDALLION'S DEFINITIVE PROXY STATEMENT AND ANY AMENDMENTS AND SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders will be able to obtain a copy of the definitive proxy statement and other documents filed by the Company with the SEC free of charge from the SEC's website at www.sec.gov. In addition, copies will be available at no charge by visiting the "Investor Relations" section of Medallion's website at www.medallion.com, as soon as reasonably practicable after such materials are filed with, or furnished to, the SEC.

AGREE

I have read and agree to the disclaimer above.

Medallion Financial Corp. Proxy Statement



CONTACT

Investor Relations
212-328-2176
InvestorRelations@medallion.com

Voting Support
Alliance Advisors, LLC
855-600-2578
MFIN@AllianceAdvisors.com